Givemepower Corporation

370 Amapola Ave., # 200A

Torrance, California 90501

August 25, 2020

            Re:      Givemepower Corporation

Amendment No. 2 to Form 10-12G

Filed June 25, 2020

File No. 000-31006

To whom it may concern:

Please see the answer to your comments below.

Amendment No. 5 to Registration Statement on Form 10 filed August 20, 2020

General

1.      We note your response to comment 2 and cannot find the revised the disclosure. Additionally, in footnote 10 to the financial statements you disclose that you purchased an investment property for $321,498 and intend to improve the property and sell it. However, in Item 3 you disclose that you do not own any property as of the date of filing. Please provide the disclosure required by Items 101 and 102 of Regulation S-K.

We have revised and updated Item 3 to include disclosure required by Items 101 and 102 of Regulation S-K.

Please contact me at blkbnknf@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Givemepower Corporation